Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at June 21, 2011
The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the six-month period from November 1, 2010 to April 30, 2011, unless otherwise noted. It should be read in conjunction with the unaudited interim financial statements and related notes together with the Corporation’s 2010 audited financial statements and the related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.
Forward-Looking Statements
Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form (“AIF”) under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.
OVERVIEW
Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.
Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading edge geophysical and geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol “QRM” and as of May 23, 2011, Quest commenced trading on NYSE Amex under the trading symbol “QRM”. Additional information for Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).
Recent Developments
On May 9, 2011, the Quebec Government launched its “Plan Nord” economic development program. The Plan Nord will be carried out over a period of 25 years. It is intended to lead to over $80 billion in investments during that time and create or consolidate, on average, 20,000 jobs a year, equivalent to 500,000 man-years. The Plan Nord may be to the coming decades what La Manicouagan and James Bay were to the 1960s and 1970s.
QUEBEC, NEWFOUNDLAND AND LABRADOR PROJECTS
Strange Lake Rare Earth Project
The Strange Lake property comprises a total of 1,161 claims, of which 212 claims are situated in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 47,753 hectares. Exploration work over the Strange Lake Project was focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.
Current Work
During the second quarter of the current financial year, exploration crews mobilized to the property to undertake a drilling program on the lake ice at Lac Brisson. The program’s objective was to trace the northward continuation of the B-Zone “Pegmatite Spine” mineralization. A total of 21 drillholes comprising 2,853.6 m were completed and succeeded in tracing the zone of mineralization for an additional strike length of 275 m (see Figure 1). The work was completed in mid-April 2011.
The best results from the additional drillholes of the program were:

							HREO/TREO
							%
BZ11098	13.30	30.18	16.88	1.6823	0.7142	0.9681	57.55
BZ11098	16.00	22.25	6.25	2.8199	1.2148	1.6051	56.92
BZ11098	18.00	22.25	4.25	3.1268	1.4662	1.6607	53.11
BZ11098	69.77	93.79	24.02	1.1877	0.6203	0.5676	47.79
BZ11098	74.53	82.84	8.31	1.4926	0.6495	0.8432	56.49

BZ11099	10.80	154.00	143.20	1.1640	0.6801	0.4839	41.57
BZ11099	15.50	80.15	64.65	1.5021	0.8540	0.6480	43.14
BZ11099	15.50	25.77	10.27	1.6853	0.8516	0.8337	49.47
BZ11099	62.05	80.15	18.10	2.5166	1.4123	1.1044	43.88
BZ11099	66.80	80.15	13.35	3.0781	1.7652	1.3130	42.66
BZ11099	71.52	74.95	3.43	4.6349	2.9814	1.6535	35.67

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ11100	25.20	110.55	85.35	1.3412	0.6112	0.7300	54.43
BZ11100	26.60	32.00	5.40	3.7813	0.8822	2.8992	76.67
BZ11100	65.78	67.18	1.40	2.1325	1.0477	1.0843	50.84
BZ11100	76.50	85.50	9.00	1.7791	1.1513	0.6276	35.28
BZ11100	77.69	81.53	3.84	2.3222	1.5205	0.8016	34.52
BZ11100	107.68	110.55	2.87	1.2652	0.4878	0.7771	61.42

BZ11104	13.57	26.40	12.83	1.9534	0.6252	1.3283	68.00
BZ11104	17.40	21.50	4.10	3.6694	0.9564	2.7130	73.94
BZ11105	17.90	75.00	57.10	1.1069	0.6208	0.4862	43.92

BZ11106	20.30	72.15	51.85	1.1341	0.5790	0.5552	48.95
BZ11106	37.78	41.00	3.22	1.8113	0.8188	0.9925	54.80
BZ11106	58.20	67.00	8.80	1.9321	0.8282	1.1039	57.14
BZ11106	60.00	66.00	6.00	2.2393	0.8995	1.3398	59.83

BZ11107	21.06	42.05	20.99	1.4306	0.7247	0.7060	49.35
BZ11107	21.06	71.70	50.64	1.2862	0.6836	0.6027	46.86
BZ11107	26.70	42.05	15.35	1.6011	0.8074	0.7937	49.58
BZ11107	26.70	27.88	1.18	4.8694	2.1941	2.6748	54.93
BZ11107	65.05	71.70	6.65	2.4287	1.2755	1.1535	47.49

BZ11108	10.99	77.00	66.01	1.0874	0.5842	0.5032	46.27
BZ11108	10.99	15.90	4.91	1.4102	0.6088	0.8017	56.85
BZ11108	39.00	40.10	1.10	1.7850	0.6180	1.1670	65.38
BZ11108	59.86	75.00	15.14	1.4897	0.7013	0.7884	52.92
BZ11108	65.90	69.00	3.10	2.9755	1.2584	1.7167	57.70

BZ11109	15.83	137.00	121.17	1.1999	0.6891	0.5109	42.58
BZ11109	70.12	97.00	26.88	2.0917	0.9933	1.0985	52.52
BZ11109	79.00	86.00	7.00	2.8862	1.3327	1.5536	53.83
BZ11109	79.00	92.70	13.70	3.2009	1.5191	1.6818	52.54
BZ11109	88.00	92.70	4.70	4.6932	2.3022	2.3908	50.94

BZ11110	87.23	101.55	14.32	1.4462	0.6385	0.8078	55.86
BZ11110	87.23	94.68	7.45	1.7548	0.7228	1.0324	58.83
BZ11110	92.78	94.68	1.90	2.5817	0.9560	1.6261	62.99

BZ11117	23.70	72.00	48.30	1.1770	0.8491	0.3280	27.87
BZ11117	23.70	42.00	18.30	1.4011	1.0451	0.3562	25.42
BZ11117	40.69	42.00	1.31	2.2360	1.6370	0.5990	26.79
BZ11117	70.00	72.00	2.00	1.9020	1.6660	0.2370	12.46

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).
Figure 1 — Geological and Winter Diamond Drilling Compilation Map, B-Zone REE Deposit,
Strange Lake Project, Quebec
During the six-month period ended April 30, 2011, the Corporation decided not to renew two claims located in Quebec. A write-down of $262 in acquisition costs and $26,624 in exploration costs was recorded relating to these claims.
Future Exploration
Plans for upcoming summer work on the property are well advanced and are expected to include 35,000 m of exploration and geotechnical drilling, prospecting, geological mapping and rock sampling as well as the collection for additional bulk sample material to supplement an 18 tonne sample collected last fall. This material will be used for the planned Pilot Mill testing program to be undertaken once the metallurgical flow sheet for the B-Zone has been finalized. In addition, preliminary engineering and baseline environmental work for use in the current pre-feasibility study for the deposit will be undertaken. In order to house a significantly expanded crew at Strange Lake, construction work is underway to enlarge Quest’s exploration camp to accommodate 100 employees, up from the current 55. As well, high-resolution airborne photographic survey will be undertaken over the Strange Lake Alkali Complex area for use in exploration planning and the Pre-Feasibility Study work. This work will be completed by late June 2011.
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
The Misery Lake Property consists of a single claim block comprising 1,685 claims with 45 claims being in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 78,925 hectares. The rare earth potential of the Misery Lake area was first recognized by a Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare earth-bearing ring features which are characterized as a series of 5 to 6-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction. The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.
Current Work
Compilation of all exploration data collected from last season’s exploration campaign was completed during the quarter and logistical planning for the 2011 exploration campaign is well underway. Quest intends to undertake a program of mapping, prospecting, rock geochemical sampling and 7,500 m of diamond drilling on the property to follow-up on the numerous REE targets identified from our compilation efforts.
During the six-month period ended April 30, 2011, the Corporation dropped one license consisting of 91 of the 136 claims in Newfoundland and Labrador. A write-down of $320 in exploration costs was recorded relating to these claims during the six-month period ended April 30, 2011.
Alterra- Strange Lake Option Property Agreement, Newfoundland and Labrador
Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Quebec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.
On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.
Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional

150,000 common shares of Quest to Alterra on or before the fifth anniversary date and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date.
Current Work
Assays have been received from four diamond drill holes of the winter program representing 310.3 m (see Figures 2 and 3). The drilling program tested an area of surface mineralization know as the A-Zone, located approximately three km south-southeast of Quest’s B-Zone REE deposit. The drill results have confirmed the presence of strong, near-surface pegmatite and aplite-style REE mineralization and justify further drill investigation of the area. Drilling indicates the occurrence to be a set of relatively flat dipping horizontal sheets. The mineralization has been defined over vertical thicknesses of almost 46.0 m.
The results from diamond drilling on the program are:

							HREO/TREO
							%
ALT11001	2.00	84.00	82.00	0.49	0.30	0.19	38.75
ALT11001	2.00	34.00	32.00	0.31	0.20	0.12	37.04
ALT11001	29.35	39.50	10.15	0.72	0.41	0.31	42.72
ALT11001	34.00	84.00	50.00	0.60	0.37	0.24	39.32
ALT11001	34.12	38.67	4.55	1.03	0.58	0.45	43.99

ALT11002	4.92	77.23	72.31	0.84	0.34	0.49	58.97
ALT11002	11.48	57.45	45.97	1.13	0.42	0.71	62.65
ALT11002	19.03	43.00	23.97	1.78	0.60	1.18	66.46
ALT11002	22.00	36.74	14.74	2.37	0.70	1.67	70.38
ALT11002	22.00	24.00	2.00	2.59	0.92	1.67	64.41
ALT11002	28.26	32.77	4.51	4.37	0.96	3.41	77.99
ALT11002	38.58	42.00	3.42	1.10	0.64	0.46	41.95
ALT11002	56.30	57.45	1.15	2.01	0.73	1.28	63.68

ALT11003	1.03	81.58	80.55	0.58	0.36	0.23	38.71
ALT11003	1.03	26.28	25.25	0.69	0.45	0.24	34.16
ALT11003	33.53	40.25	6.72	1.11	0.58	0.53	47.74
ALT11003	33.53	61.55	28.02	0.72	0.40	0.32	44.44
ALT11003	48.52	53.62	5.10	1.15	0.71	0.44	38.50
ALT11003	58.61	58.96	0.35	1.61	0.60	1.02	63.04
ALT11003	61.30	61.55	0.25	2.07	0.70	1.37	66.14
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm 2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

Figure 2 — Alterra/Search Minerals Option Property Location Map, Western Labrador
Figure 3 — Alterra/Search Minerals Option Property Compilation and Drillhole Location Map,
Western Labrador

Future Exploration Activities
Success of the winter diamond drilling justifies a more intensive level of exploration in order to assess the resource potential of the property. A combined prospecting, mapping and diamond drilling program has been proposed for the remainder of 2011. This work is expected to commence towards the end of June 2011.
Ramusio Rare Earth Project, Quebec and Newfoundland and Labrador
The Ramusio Property consists of a single claim block comprising 53 claims with 17 claims being in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of newly released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.
During the six-month period ended April 30, 2011, the Corporation dropped 41 of the 58 claims in Newfoundland and Labrador. A write-down of $2,460 in acquisition costs was recorded relating to these claims.
Future Exploration Activities
More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
Nanuk Uranium Project, Quebec
The Nanuk Property consists of a single claim block comprising 334 claims and totaling 16,188 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area one km wide by four km long, have been identified on the property since its acquisition. This good continuity of uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.
Future Exploration Activities
The Corporation plans to maintain the remaining claims in good standing and is currently seeking an exploration partner to carry forward exploration on the project in 2011.
Plaster Rock Uranium and Copper Project, New Brunswick
Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81 claim property comprises 1,296 hectares and straddles an eight kilometre long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as some known soil geochemical anomalies. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.
Current Work
Due to the Corporation’s focus on its Quebec and Newfoundland and Labrador projects in 2010, limited exploration work was conducted on the property. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).

Future Exploration Activities
Quest plans to carry out exploration work in 2011 in order to obtain sufficient credits to maintain the claims in good standing.
Other Projects, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects which have not evolved into “Name-designated“ projects as of April 30, 2011. Based on an ongoing review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures.
        .
Qualified Persons
Peter Cashin, P. Geo., is the qualified person on the exploration projects presented in this report under National Instrument 43-101 and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results
The following table presents unaudited financial information for the eight most recently completed financial quarters:

	2011		2010				2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenues	167,812	153,304	3,291	2,514	1,137	5,026	352	221
Net loss	(1,067,883)	(7,550,716)	(2,166,765)	(363,830)	(1,719,227)	(427,194)	(872,072)	(631,656)
Basic and fully diluted net loss per share	(0.02)	(0.13)	(0.05)	(0.01)	(0.04)	(0.01)	(0.03)	(0.02)
Dividend Policy
The Corporation does not intend to pay dividends in the foreseeable future. Any decision to pay dividends will be at the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors as the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.
Results of Operations
Three-month period ended April 30, 2011 compared with three-month period ended April 30, 2010
Revenue, consisting of interest income, totaled $167,812 for the three-month period ended April 30, 2011 compared to $1,137 for the three-month period ended April 30, 2010 and was as a result of interest earned on funds on deposit derived from equity financings and the exercise of stock options and warrants.
Expenses for the three-month period ended April 30, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $1,235,695 as compared to $1,720,364 for the three-month period ended April 30, 2010.
For the three-month period ended April 30, 2011, the Corporation reported a net loss of $1,067,883 as compared to a net loss of $1,719,227 for the three-month period ended April 30, 2010. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.
Professional fees, Investor relations and Administration expenses totaled $1,202,962 ($1,524,342 — 2010). The decrease of $321,380 related to the following variations:
•	Professional fees increased by $263,602 to $333,346 ($69,744 — 2010) and consisted of higher legal fees of $106,844 and accounting fees of $96,414 related mainly to the Corporation’s audit and professional costs associated with the filing of a Form 40-F and an application to allow for the listing and trading of its common shares in the United States. Consulting and Other fees rose by $60,344 due to the significant increase in activities of the Corporation during 2011 compared to 2010.

•	Investor relations expenses totaled $456,746 for the three-month period ended April 30, 2011 compared to $189,862 for the three-month period ended April 30, 2010. The net increase of $266,884 related to higher investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses. The major variations included: an increase in Stock transfer and listing fees of $84,670 to $100,144 ($15,474 — 2010); an increase of $210,318 in Advertising, promotion, conferences, printing, investor relation fees and dissemination of material and related expenses to $308,514 ($98,196 — 2010) offset by a decrease of $28,104 to $48,088 ($76,192 — 2010) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders.

•	Administration expenses decreased by $851,866 to $412,870 for the three-month period ended April 30, 2011 from $1,264,736 for the three-month period ended April 30, 2010. The main components of this variation consisted of an increase of $42,172 in administrative salaries and wage levies to $55,714 ($13,542 — 2010); an increase in Head Office expenses of $7,041 to $11,541 ($4,500 — 2010); an increase in other office expenses of $4,332 to $10,074 ($5,742 — 2010); an increase in Directors’ and Officers’ liability insurance expenses of $2,215 to $5,838 ($3,623 — 2010); an increase in Education and training expenses of $11,985 to $22,704 ($10,719 — 2010) offset by a decrease of $919,611 in Stock-based compensation costs to $306,999 ($1,226,610 — 2010). The costs related to Stock-based compensation for the three-month period ended April 30, 2011 totaled $880,481 ($1,448,966 — 2010) and consisted of $573,482 ($222,356 — 2010) which was included in Mining properties and deferred costs and $306,999 ($1,226,610 — 2010) which was included in Administration expenses. The significant decrease in Stock-based compensation costs resulted from the number of stock options granted and their applicable Black Scholes cost calculations.
During the three-month period ended April 30, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $31,633 ($162,993 — 2010). The costs of mining properties and deferred costs are capitalized until an ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the three-month period ended April 30, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.
The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties totaled $3,023,587 for the three-month period ended April 30, 2011 ($861,947 — 2010) and consisted of $2,420,304 ($562,887 — 2010) in exploration expenses, $573,482 ($222,356 — 2010) in stock-based compensation expense and $29,801 ($76,704 — 2010) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $Nil ($239,882 — 2010) relating to these expenditures as there remains $8,394,254 ($Nil — 2010) in eligible exploration expenditures to be incurred pursuant to flow-through share agreements.
The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. Investments held-to-maturity are measured at amortized cost using the effective interest rate method of amortization. During the three-month period ended April 30, 2011, $94,371 was recognized as interest income on the held-to-maturity investments ($Nil — 2010) and $1,100 was recognized as an unrealized loss on the held-for trading investments ($27,000 — 2010).
Six-month period ended April 30, 2011 compared with six-month period ended April 30, 2010
Revenue, consisting of interest income, totaled $321,116 for the six-month period ended April 30, 2011 compared to $6,163 for the six-month period ended April 30, 2010 and was as a result of interest earned on funds on deposit derived from equity financings and the exercise of stock options and warrants.

Expenses for the six-month period ended April 30, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $8,939,715 as compared to $2,152,584 for the six-month period ended April 30, 2010.
For the six-month period ended April 30, 2011, the Corporation reported a net loss of $8,618,599 as compared to a net loss of $2,146,421 for the six-month period ended April 30, 2010. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.
Professional fees, Investor relations and Administration expenses totaled $8,609,682 ($1,966,562 — 2010). The increase of $6,643,120 related to the following variations:
•	Professional fees increased by $439,821 to $552,865 ($113,044 — 2010) and consisted of higher legal fees of $151,950 and accounting fees of $177,053 related mainly to the Corporation’s audit and professional costs associated with the prospective listing and trading of its common shares in the United States. Consulting and Other fees rose by $110,818 due to the significant increase in activities of the Corporation during 2011 compared to 2010.

•	Investor relations expenses totaled $747,766 for the six-month period ended April 30, 2011 compared to $334,842 for the six-month period ended April 30, 2010. The net increase of $412,924 related to higher investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses. The major variations included: an increase in Stock transfer and listing fees of $104,622 to $124,073 ($19,451 — 2010) and an increase of $330,179 in Advertising, promotion, conferences, printing, investor relation fees and dissemination of material and related expenses to $568,462 ($238,283 — 2010) offset by a decrease of $21,877 to $55,231 ($77,108 — 2010) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders.

•	Administration expenses increased by $5,790,375 to $7,309,051 for the six-month period ended April 30, 2011 from $1,518,676 for the six-month period ended April 30, 2010. The main component of this variation consisted of an increase of $5,716,757 in Stock-based compensation costs to $7,120,932 ($1,404,175 — 2010). The costs related to Stock-based compensation for the six-month period ended April 30, 2011 totaled $8,254,697 ($1,631,995 - 2010) and consisted of $1,133,765 ($227,820 — 2010) which was included in Mining properties and deferred costs and $7,120,932 ($1,404,175 — 2010) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares, the number of stock options granted, as well as the expected volatility. Other variations included an increase of $47,936 in administrative salaries and wage levies to $100,866 ($52,930 — 2010); an increase in Head Office expenses of $18,218 to $27,218 ($9,000 — 2010); an increase in other office expenses of $11,136 to $26,726 ($15,590 — 2010); an increase in Directors’ and Officers’ liability insurance expenses of $3,167 to $10,510 ($7,343 — 2010) offset by a decrease in Education and training expenses of $6,839 to $22,799 ($29,638 - 2010).
During the six-month period ended April 30, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $327,833 ($162,993 — 2010). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the six-month period ended April 30, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 6 to the interim financial statements totaled $4,821,963 for the six-month period ended April 30, 2011 ($1,327,979 — 2010) and consisted of $3,642,071 ($982,551 — 2010) in exploration expenses, $1,133,765 ($227,820 — 2010) in stock-based compensation expense and $46,127 ($117,608 — 2010) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $Nil ($405,825 — 2010) relating to these expenditures as there remains $8,394,254 ($Nil — 2010) in eligible exploration expenditures to be incurred pursuant to flow-through share agreements.
The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. Investments held-to-maturity are measured at amortized cost using the effective interest rate method of amortization. During the six-month period ended April 30, 2011, $104,837 was recognized as interest income on the held-to-maturity investments ($Nil — 2010) and $2,200 was recognized as an unrealized loss on the held-for trading investments ($17,000 — 2010).
ADMINISTRATION EXPENSES
The table below details the amounts included in Administration expenses for the three and six-month periods ended April 30, 2011 and 2010:

	Three-month period		Six-month period
	ended April 30		ended April 30
	2011	2010	2011	2010
	$	$	$	$
Office Expenses
Salaries	55,714	13,542	100,866	52,930
Education and Training	22,704	10,719	22,799	29,638
Insurance	5,838	3,623	10,510	7,343
Head Office	11,541	4,500	27,218	9,000
Office Supplies and Other	8,045	5,152	22,296	14,099
Bank Charges	970	326	2,005	1,069
Foreign Exchange	1,059	264	2,425	422
Stock-based Compensation	306.999	1,226,610	7,120,932	1,404,175

	412,870	1,264,736	7,309,051	1,518,676
Liquidity and Capital Resources
Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Six-month period ended April 30, 2011 compared with six-month period ended April 30, 2010
The Corporation’s main sources of funding are equity markets, outstanding warrants and options.
As at April 30, 2011, the Corporation had cash of $25,818,694 ($4,471,468 — 2010) of which $8,394,254 ($Nil — 2010) is restricted in use for exploration expenditures pursuant to flow-through agreements, $25,106,341 ($Nil — 2010) invested in Canadian provincial bonds and AAA rated Canadian corporate bond securities and $29,400 ($33,000 — 2010) invested in Canadian equity securities pursuant to mining property agreements. The Corporation has no long-term borrowings.
During the six-month period ended April 30, 2011, the Corporation raised cash proceeds of $6,419,297 ($1,164,609 — 2010) consisting of: $184,799 ($28,095 — 2010) from the exercise of stock options and $6,234,498 ($1,136,514 — 2010) from the exercise of warrants.
Based on its planned expenditures for fiscal 2011, the Corporation has sufficient funds for its operations for the next year.
Commitments
The Corporation has a lease for its premises and other operating leases. For the next five years, the Corporation’s minimum annual rental payments total $901,992 as detailed in Note 12 to the financial statements.
Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.
Income Taxes
A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expenditures will be made.
As at April 30, 2011, the Corporation had $11,500,000 available to be renounced pursuant to its flow-through share arrangements. The tax impact related to the renunciation will be recorded at the date the Corporation files the renunciation documents with the tax authorities. As at April 30, 2011, a balance of $8,394,254 from the $11,500,000 of qualified exploration expenditures remains to be incurred pursuant to the flow-through share arrangements. All qualified exploration expenditures incurred by the Corporation in excess of the $11,500,000 will be eligible for tax credits.

Related Party Transactions
All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.
During the three and six-month periods ended April 30, 2011 and 2010, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended April 30, 2011, the total amount for such services provided was $Nil ($38,525- 2010) of which $Nil ($25,875 — 2010) was recorded in mining properties and deferred costs and $Nil ($12,650 — 2010) in administration expenses. For the six-month period ended April 30, 2011, the total amount for such services provided was $52,800 ($75,550 — 2010) of which $30,400 ($48,525 — 2010) was recorded in mining properties and deferred costs and $22,400 ($27,025 — 2010) in administration expenses.
During the three and six-month periods ended April 30, 2011, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2011, the total for such services was $152,151 ($61,018 — 2010) and was recorded in professional services. For the six-month period ended April 30, 2011, the total for such services was $200,773 ($74,192 — 2010) and was recorded in professional services. As at April 30, 2011, an amount of $54,626 ($307,405 — October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities
CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following:

Authorized:

An unlimited number of no par value common shares

	Number
	of Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2010	57,568,506	55,110,324

Issuance of shares for warrants	1,628,528	8,076,048
Issuance of shares for stock options	359,999	347,738

Balance at April 30, 2011	59,557,033	63,534,110

Issuance of shares for warrants	570,982	3,988,939
Issuance of shares for stock options	231,669	290,469
Issuance of shares on acquisition of mining properties	15,000	28,305

Balance at end, June 21, 2011	60,374,684	67,841,823

CAPITAL STOCK (Cont’d)
b) Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning October 31, 2010	3,260,002	1.50

Granted	2,275,000	4.72
Exercised	(359,999)	0.51

Balance at April 30, 2011	5,175,003	2.98

Exercised	(231,669)	0.70

Balance at end, June 21, 2011	4,943,334	3.09

The fair value of stock options granted during the six-month period ended April 30, 2011 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

2011
Risk-free interest rate	1.88%
Expected volatility	150%
Dividend yield	Nil
Expected life (in years)	4.87
Fair value at grant date	$4.19

c) Warrants

		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning October 31, 2010	6,814,995	4.56

Exercised	(1,628,528)	3.83

Balance at April 30, 2011	5,186,467	4.79

Exercised	(570,982)	5.00

Balance at end, June 21, 2011	4,615,485	4.76

Financial Instruments
The Corporation’s financial instruments consist of cash, investments, and accounts payable and accrued liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is not exposed to any significant credit risk as at April 30, 2011. The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. Interest earned on Canadian and U.S. cash deposits fluctuated daily during the period at various rates from 0.35% to 0.10% annually.
The policy of the Corporation is to invest in short-term Government of Canada bonds, Canadian provincial bonds or AAA rated Canadian corporate bond securities. Effective interest earned on investments held-to-maturity ranges from 1.21% to 1.94% per annum and these investments mature between July 2011 and December 2012. In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds. The Corporation’s receivables consist of commodity taxes receivable and tax credits receivable and are therefore not subject to significant credit risk.
The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements, either regulatory or contractual.
Critical Accounting Estimates
The Corporation’s financial statements are prepared in accordance with Canadian GAAP, applied on a consistent basis. The Corporation’s critical accounting estimates include recoverability of mining properties and deferred costs, and stock-based compensation and warrants expense. For a more detailed discussion of the Corporation’s critical accounting estimates, please refer to the management’s discussion and analysis included in the Corporation’s 2010 Annual Report. There have been no material changes to accounting estimates since October 31, 2010.
Changes in Accounting Policies
During the six-month period ended April 30, 2011, the Corporation did not adopt any new accounting policies.
International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. As the Corporation’s year end is October 31, the Corporation will issue its first interim financial statements prepared under IFRS in the first quarter of its 2012 fiscal year. This will require the restatement, for comparative purposes, of its October 31, 2011 financial statements as well an IFRS-based opening balance sheet as at November 1, 2010. Although the

Corporation is assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been determined at the present time.
In order to transition to IFRS, the Corporation has developed a six-phased approach consisting of: a preliminary diagnostic assessment and scoping phase; a detailed analysis and assessment phase; and implementation phase. The preliminary diagnostic assessment and scoping phase has identified the significant differences between current Canadian GAAP and IFRS, as related to the Corporation. An in-depth analysis and assessment, consisting of the identification, analysis and evaluation and determination of the accounting policies required with the transition to IFRS including all current internal policies, procedures and systems to ensure their compliance with IFRS, is currently underway. Once completed, the Corporation will implement the identified accounting changes required and verify that the internal policies, procedures and systems reflect those accounting changes.
The following areas have been identified as potentially having a significant impact on the Corporation’s financial reports: mining properties and deferred costs, stock-based compensation, flow-through shares, tax credits and income taxes. The determination of the total financial impact of the adoption of IFRS has not been quantified at this time. The Corporation envisages a significant increase in disclosure and reporting requirements under IFRS and will ensure that its systems will be able to provide the necessary information. At the present time, the Corporation does not foresee any significant changes to its current systems with respect to the conversion to IFRS.
Risk Factors
Resource exploration is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.
Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.
The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.
Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Management’s Responsibility for Financial Reporting
Management is responsible for the preparation of the unaudited interim financial statements and other financial information relating to the Corporation included in this report. The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management.
The Board of Directors must ensure that management fulfils its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three independent directors who are not members of management. The Audit Committee meets with management to discuss the unaudited interim financial statements prior their submission to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation’s financial statements.

(Signed) Peter J. Cashin President & Chief Executive Officer	(Signed) Mark Schneiderman Chief Financial Officer